

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2019

David Grzebinski
President and Chief Executive Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston TX 77007

> **Re: Kirby Corporation**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-07615**

Dear Mr. Grzebinski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure